UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ArcLight Clean Transition Corp. II

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

G0R21B104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons ArcLight CTC Holdings II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,862,337(1)
	7.	Sole Dispositive Power 0)
	8.	Shared Dispositive Power 16,862,337(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,862,337(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 35.15%(2)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)

Represents 16,862,337 Class A ordinary shares acquirable in respect of (i) 7,639,076 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder and (ii) 9,223,261 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)

Calculated based on (i) 31,116,305 Class A ordinary shares outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 5, 2021, and (ii) 16,862,337 Class A ordinary shares issuable in connection with the Class B Shares and Private Placement Warrants.

13.	Names of Reporting Persons Daniel R. Revers
14.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
15.	SEC Use Only
16.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	17.	Sole Voting Power 0
	18.	Shared Voting Power 16,862,337(1)
	19.	Sole Dispositive Power 0
	20.	Shared Dispositive Power 16,862,337(1)

21.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,862,337(1)
22.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
23.	Percent of Class Represented By Amount in Row (9) 35.15%(2)
24.	Type of Reporting Person (See Instructions) IN

Remarks:

(1)

Represents 16,862,337 Class A ordinary shares acquirable in respect of (i) 7,639,076 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder and (ii) 9,223,261 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2)

Calculated based on (i) 31,116,305 Class A ordinary shares outstanding as of November 5, 2021 as reported on the Issuer’s Form 10-Q, filed on November 5, 2021, and (ii) 16,862,337 Class A ordinary shares issuable in connection with the Class B Shares and Private Placement Warrants.

Item 1(a).	Name of Issuer

ArcLight Clean Transition Corp. II (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

C/O ArcLight Clean Transition Corp. II

200 Clarendon Street, 55th Floor

Boston, MA 02116

Item 2(a).	Names of Persons Filing

This statement is filed by ArcLight CTC Holdings II, L.P. and Daniel R. Revers, referred to herein as the “Reporting Persons.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

C/O ArcLight Clean Transition Corp.

200 Clarendon Street, 55th Floor

Boston, MA 02116

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, par value $0.0001

Item 2(e).	CUSIP Number

G0R21B104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The securities reported herein are held directly by ArcLight CTC Holdings II, L.P. (the “Sponsor”). Daniel R. Revers has voting and investment discretion with respect to the securities held by the the Sponsor. The filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 11, 2022

ArcLight CTC Holdings II, L.P. By: ACTC Holdings GP II, LLC, its General Partner

By:	/s/ Daniel R. Revers
Name:Daniel R. Revers
Title:President

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022.